                             TNR TECHNICAL, INC.





                                ANNUAL REPORT





                                    1996

                      [TNR TECHNICAL, INC. LETTERHEAD]



                                October 15, 1996




Dear Shareholder:

         We are pleased to report to you that our revenues for fiscal 1996 were $3,792,537 as compared to fiscal 1995 revenues of $3,710,805 as compared to fiscal 1994 revenues of $3,585,872. Our net income for fiscal 1996 was $135,398 as compared to $437,982 for fiscal 1995 and $148,238 for fiscal 1994. Net income for fiscal 1995 includes a credit for income taxes of $239,000.

         The pages that follow contain additional information about our Company.


                                        Sincerely,

                                        Jerrold Lazarus,
                                        Chairman of the Board

                                    BUSINESS


         TNR TECHNICAL is an authorized distributor for Sanyo Energy, Powersonic Battery, Saft America, Varta Battery, Eveready Battery, Yuasa, Duracell, GP Battery, Sony and Renata batteries and stocks one of the largest battery inventories in the southeastern part of the United States. TNR designs and builds custom battery pack assemblies in technologies ranging from rechargeable nickel cadmium and sealed lead acid to primary chemistries such as alkaline, carbon zinc, lithium, nickel metal hydride and zinc air batteries.

         TNR pledges a commitment to total service. If the customer needs pricing, availability, technical information or just order status, TNR is committed to delivering complete satisfaction in the shortest possible time. Most orders, if received before noon, are shipped the same business day.

         Since 1979, TNR has competed in the growing demand for custom battery pack assemblies. TNR gives the customer a variety of different cells from which to choose. We produce cordless phone pack products as well as complete battery assemblies. TNR has cost effective battery solutions for OEM (original equipment manufacture) instruments, medical equipment, computers, UPS (uninterrupted power supply), emergency lighting, communications, alarms, video and other products.

         In designing and assembling custom battery packs, our applications department will work with the customer to determine specifications which are vital to their design, including voltage, temperature, current requirements, the length of time the battery must operate, size of the battery and its total weight. Generally, the customer will have a first prototype within one to four weeks of placing the order.

         In 1989, TNR opened "TNR, Your Battery Store." TNR's Battery Store stocks a full line of batteries for cellular phones, cordless phones, camcorders, computers, emergency lighting, hobbies, watches, radios and all hard to find batteries. The battery industry has grown and we pride ourselves in keeping up with the market demand.

EMPLOYEES

         At September 16, 1996, the Company had twenty employees which include seven salespersons (including two executive officers), five clerical persons, two warehouse and shipping personnel and six factory workers.

PROPERTIES

         The Company's executive office, sales, distribution assembly facility and retail store is located at 301 Central Park Drive, Sanford, Florida 32771. These facilities which consist of approximately 8,000 square feet of space, are leased from RKW Holdings Ltd., a Florida Limited Partnership, controlled by Wayne Thaw, an executive officer and director of the Company. The lease provides for a term of ten years with a base annual rent of $59,800 in year one of the term with annual increases of five percent over the preceding year's base rent. The Company is also responsible for the payment of all sales, use and other taxes related to the leased facilities. The Company owns production equipment, primarily welding, soldering, testing, pneumatic and material handling equipment, and inspection equipment which has been sufficient for its needs to date.

                       MARKET FOR REGISTRANT'S SECURITIES
                        AND RELATED STOCKHOLDER MATTERS.

Principal Market and Stock Prices.

         The Company's Common Stock may be quoted in the over-the-counter market. The high and low bid prices of the Common Stock, as reported by National Quotation Bureau, Incorporated are shown below for the Company's last two fiscal years.

                                   High              Low
                                  ------           ------
Fiscal 1995
-----------
First Quarter                     $ 4.00           $ 1.50
Second Quarter                    $ 4.00           $ 3.75
Third Quarter                     $ 3.75           $ 3.25
Fourth Quarter                    $ 3.50           $ 3.00

Fiscal 1996
-----------
First Quarter                     $ 3.50           $ 3.25
Second Quarter                    $ 3.50           $ 3.25
Third Quarter                     $ 3.50           $ 3.00
Fourth Quarter                    $ 3.25           $ 3.00

          The foregoing quotations represent approximately inter-dealers prices, without retail markup, markdown or commission and do not represent actual transactions. Such quotations should not be viewed as necessarily indicative of the price that could have been obtained on that date for a substantial number of securities due to the limited market for the Company's securities. On September 16, 1996, the last sale was 4-5/8.

         The approximate number of holders of record of the Company's Common Stock, as of September 16, 1996 was 1,575 as supplied by the Company's transfer agent, American Stock Transfer Company, 40 Wall Street, New York, NY 10005.

         No cash dividends have been paid by the Company on its Common Stock and no such payment is anticipated in the foreseeable future.

                            SELECTED FINANCIAL DATA



The following selected financial data has been derived from the Company's financial statements which have been examined by independent certified public accountants, as indicated in their reports included elsewhere herein. Such financial statements should be read in conjunction with the following financial data.

STATEMENT OF OPERATIONS SUMMARY:

                            Year Ended             Year Ended             Year Ended           Year Ended            Year Ended
                           July 31, 1996          July 31, 1995          July 31, 1994         July 31, 1993        July 31, 1992
                           -------------          -------------          -------------         -------------        -------------
  Net sales                 $3,792,537             $3,710,805             $3,585,872           $2,804,053           $ 2,385,209

  Net income                   135,398(1)             437,982(1)             148,238              129,963               101,069

  Net income per
  share
                                   .52                   1.67                    .56                  .50                   .39
  Cash dividends                   -0-                    -0-                    -0-                  -0-                   -0-

BALANCE SHEET DATA:

                              July 31, 1996        July 31, 1995          July 31,1994        July 31, 1993          July 31, 1992
                              -------------        -------------          ------------        -------------          -------------
  Working capital            $1,569,635             $1,456,548             $1,272,929         $1,129,220              $  993,387

  Total Assets                1,997,399              2,022,611              1,532,215          1,364,331               1,226,389

  Long-term debt
  (including capital
  leases)                           -0-                    -0-                    -0-                -0-                     -0-

  Total Shareholders'
  equity
                              1,889,814              1,754,416              1,316,434          1,168,196               1,038,233

----------------

(1) Includes a credit for income taxes of $239,000. See "Note 6 in Notes to Financial Statements."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

         Working capital amounted to $1,569,635 at July 31, 1996 as compared to $1,456,548 at July 31, 1995 as compared to $1,272,929 at July 31, 1994. Cash and short-term investments amounted to $774,570 at July 31, 1996 as compared to $608,161 at July 31, 1995 as compared to $727,573 at July 31, 1994. As more fully described in the "Statements of Cash Flows" included in the Company's Financial Statements elsewhere herein, net cash provided by (used in) operating activities for the fiscal years ended July 31, 1996, July 31, 1995 and July 31, 1994 were $242,858, ($83,021) and $51,533, respectively. During 1996, 1995 and
1994, the Company's net income contributed to cash flows from operating activities. In 1996, cash flow from operating activities were increased substantially by decreases in inventories partially offset by increases in accounts receivable. In 1995 and 1994, cash flows from operating activities were substantially reduced by increases in accounts receivable and inventories. During 1996 net cash was provided by investing activities as a result of reduction in short term investments partially offset by purchase of property and equipment. During 1995 and 1994, net cash was used in investing activities to increase short term investments and purchase property and equipment. During the past three years, the Company did not have any external sources of financing.

         During the past three years, the Company's liquidity needs has been satisfied from internal sources including cash from operations and amounts available from the Company's working capital. During fiscal 1997, Management expects this trend to continue. There are no material commitments for capital expenditures or any long-term credit arrangements as of July 31, 1996.

Results of Operations

         Sales for 1996 increased by approximately $82,000 or 2% as compared to fiscal 1995. Sales for fiscal 1995 increased by approximately $125,000 or 3% as compared to fiscal 1994. The sales increases were due to increased demand for the Company's products from the Company's existing client base and from new customers. During fiscal 1994, one customer accounted for 13% of the Company's revenues. The Company's gross margin fluctuated slightly over the past three years primarily due to changes in product mix.

         Operating (selling, general and administrative) expenses increased during fiscal 1996 as compared to fiscal 1995 and for fiscal 1995 as compared to fiscal 1994, substantially due to increases in administrative salaries and bad debt expense. Operating expenses when expressed as a percentage of net sales was 22.7%, 21.5%, and 21.2%, for fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

         During the past three years, the Company did not charge its operations with any research and development costs.

         Net income for fiscal 1996 was $135,398 as compared to $437,982, for fiscal 1995 as compared to a net income for fiscal 1994 of $148,238. Net income per share for fiscal 1996, fiscal 1995 and 1994 were $.52, $1.67 and $.56, respectively. The substantial increase in net income for fiscal 1995 over fiscal 1994 was due to a $250,000 credit to income tax expense as a result of the elimination of a valuation allowance with respect to existing deferred tax assets as of July 31, 1995. See Note 6 to the financial statements included elsewhere herein.

         Management of TNR Technical, Inc. has received a number of comments from its odd lot stockholders regarding the costs associated with any sale of their odd lots. Further, Management would like to reduce TNR's expense of maintaining mailings to odd lot holders. Accordingly, TNR will from time-to-time privately purchase from odd lot holders of its common stock, such odd lots (i.e. 99 shares or less) from its stockholders of record on December 15, 1995 so long as such purchases would not have the effect of reducing TNR's record holders to 500 or less. The purchase price to be paid will be based upon the closing asked price on the NASD electronic bulletin board of TNR's Common Stock for the preceding trading day. Stockholders will not be permitted to breakup their stockholdings into odd lots and stockholders or their legal representatives must affirm to TNR that the odd lot shares submitted for payment represent the stockholder's entire holdings and that such holdings do not exceed 99 shares. (This offer shall be open to all odd lot beneficial holders even those held in street or nominee name so long as the proper representations can be obtained satisfactory to TNR that the shares are odd lot shares, were owned by the beneficial stockholder as of December 15, 1995 and represent such stockholder's entire holdings of TNR). This offer will not be valid in those states or jurisdictions where such offer or sale would be unlawful.


                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                    ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         In November 1995, the Company reported the death of Burton R. Abrams CPA, 22 Julliard Drive, Plainview, New York 11803, the Company's certifying accountant. Mr. Abrams was a sole practitioner. The Burton R. Abrams' firm was terminated as a result of the death of Mr. Abrams. Burton R. Abrams' report on the financial statements of the Company for the past two fiscal years ended July 31, 1995 and July 31, 1994 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

         During the Company's fiscal years ended July 31, 1995 and July 31, 1994 and during the period August 1, 1995 through November 20, 1995, there were no disagreements between the Company and its former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of the former accountant would have caused the former accountant to refer to the subject matter of the disagreement in connection with the report. During the Company's fiscal years ended July 31, 1995 and July 31, 1994 and during the period August 1, 1995 through November 20, 1995: (i) the accountant did not advise the Company of the lack of internal controls necessary to develop reliable financial statements; (ii) the accountant did not advise the Company that it could no longer rely on representations of the Company's management or that it was unwilling to be associated with the financial statements prepared by the Company's management; (iii) the accountant did not advise the Company of the need to significantly expand the scope of its audit or of the existence of information that if further investigated could materially impact the fairness or reliability of audited reports or financial statements or cause the accountant to be unable to rely on management's representation; and (iv) the accountant did not advise the Company of information that, in the opinion of the accountant, materially impacted the fairness or reliability or a previously issued audit report or underlying financial statement.

          James, Parks, Tschopp & Whitcomb, P.A., was engaged by the Company on November 20, 1995 as the Company's new certifying accountants to perform an audit of the Company for its fiscal year ended July 31, 1996. During the fiscal years ended July 31, 1995 and 1994 and during the period August 1, 1995 to the date of engagement of James, Parks, Tschopp & Whitcomb, P.A., the Company did not consult the firm of James, Parks, Tschopp & Whitcomb, P.A., regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (iii) any matter that was the subject of a disagreement with the Company's former accountant or any other matter as required under the Securities Act of 1933 as amended.

          The financial statements of TNR Technical, Inc. as of July 31, 1996 and for the year then ended as listed in Item 8 were audited by James, Parks, Tschopp and Whitcomb P.A. and include their report thereon dated August 30, 1996. The financial statements as of July 31, 1995 and for the two years then ended also listed in Item 8 were audited by Burton R. Abrams, CPA, a sole practitioner who died in November 1995. The Company's Form 10-K for the fiscal year ended July 31, 1995 includes his report dated August 25, 1995 wherein Mr. Abrams expressed an unqualified opinion on the financial statements of TNR Technical, Inc. as of July 31, 1995 and for the two years then ended which he manually executed. However, this report cannot be included herein without his consent, and as a result of his death has not been included. Based upon the audit of the financial statements of TNR Technical, Inc. as of July 31, 1996 and the year then ended the firm of James, Parks, Tschopp and Whitcomb P.A. has indicated that no matters have come to their attention which might have a material effect on, or require disclosure in the financial statements reported on previously by Mr. Abrams.

                             OFFICERS AND DIRECTORS

                 The names, ages and principal occupations of the Company's present directors, and the date on which their term of office commenced and expires, are listed below.

                                               Term            First
                                                of             Became               Principal
 Name                            Age           Office         Director             Occupation
 ----                            ---           ------         --------             ----------
 Jerrold Lazarus                 64             (1)             1987               Chairman of the
                                                                                   Board and Chief
                                                                                   Executive Officer
                                                                                   of the Company

 Norman L. Thaw                  63             (1)             1979               President of
                                                                                   Stride Rite
                                                                                   Stables, Inc.,
                                                                                   Private Investor

 Wayne Thaw                      39             (1)             1983               President and
                                                                                   Chief Operating
                                                                                   Officer of the
                                                                                   Company

________________

(1) Directors are elected at the annual meeting of stockholders and hold office to the following annual meeting.

                 Jerrold Lazarus is Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company. Wayne Thaw is President and Chief Operating Officer of the Company.


                           AVAILABILITY OF FORM 10-K

         A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K WITH EXHIBITS FOR THE FISCAL YEAR ENDED JULY 31, 1996, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE PROVIDED FREE OF CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO TNR TECHNICAL, INC., 301 CENTRAL PARK DRIVE, SANFORD, FLORIDA 32771
ATTENTION:  CORPORATE SECRETARY.

                              TNR TECHNICAL, INC.

                         INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report  --  July 31, 1996                                                       F-2

Report of Independent Certified Public Accountant  --  July 31, 1995                                  F-3


Balance Sheets  --  July 31, 1996 and 1995                                                            F-4
Statements of Operations  --  Three years ended July 31, 1996                                         F-5
Statements of Stockholders' Equity  --  Three years ended July 31, 1996                               F-6
Statements of Cash Flows  --  Three years ended July 31, 1996                                         F-7


Notes to Financial Statements                                                                         F-8

                          INDEPENDENT AUDITORS' REPORT


The Shareholders and Board of Directors
TNR Technical, Inc.:

We have audited the accompanying balance sheet of TNR Technical, Inc. as of July 31, 1996, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TNR Technical, Inc. as of July 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




                                  /s/  James, Parks, Tschopp & Whitcomb P.A.


August 30, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


The financial statements of TNR Technical, Inc. as of July 31, 1995 and for the two years then ended were audited by Burton R. Abrams, CPA, a sole practitioner who died in November 1995. The Company's Form 10-K for the fiscal year ended July 31, 1995 includes his report dated August 25, 1995 wherein Mr. Abrams expressed an unqualified opinion on the financial statements of TNR Technical, Inc. as of July 31, 1995 and for the two years then ended which he manually executed. However, his report cannot be included herein without his consent, and as a result of his death has not been included. Based upon the audit of the financial statements of TNR Technical, Inc. as of July 31, 1996 and the year then ended, the firm of James, Parks, Tschopp and Whitcomb, P.A. has indicated that no matters have come to their attention which might have a material effect on, or require disclosure in, the financial statements reported on previously by Mr. Abrams.

                              TNR TECHNICAL, INC.

                                 BALANCE SHEETS

                             July 31, 1996 and 1995

                                     ASSETS

                                                                                   1996                 1995
                                                                                   ----                 ----
Current assets:
  Cash and cash equivalents                                                   $   426,320               100,298
  Short-term investments (note 2)                                                 348,250               507,863
   Accounts receivable - trade, less allowance for doubtful
  accounts of $20,000 in 1996 and $18,000 in 1995                                 442,181               380,302
   Income taxes receivable                                                          1,685                     -
  Inventories (note 3)                                                            440,586               715,438
  Prepaid expenses and other current assets                                         5,198                 5,842
  Deferred income taxes (note 6)                                                   13,000                15,000
                                                                              -----------            ----------

            Total current assets                                                1,677,220             1,724,743

Deferred income taxes (note 6)                                                    197,000               235,000

 Property and equipment, at cost, net of accumulated depreciation
and amortization (note 4)                                                         109,796                56,877

Other assets:
  Deposits                                                                         13,383                 5,991
                                                                              -----------           -----------
            Total assets                                                      $ 1,997,399             2,022,611
                                                                              ===========           ===========
                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                            $    61,077               220,038
  Accrued expenses                                                                 46,508                42,657
  Income taxes payable                                                                 -                  5,500
                                                                              -----------           -----------

            Total current liabilities                                             107,585               268,195
                                                                              -----------           -----------
Shareholders' equity:
  Common stock - $.02 par value, authorized 500,000 shares;
    issued and outstanding 301,581 shares (note 5)                                  6,032                 6,032
  Additional paid in capital                                                    2,640,001             2,640,001
  Accumulated deficit                                                            (561,949)             (697,347)
                                                                              -----------           -----------

                                                                                2,084,084             1,948,686
Less cost of treasury stock - 39,159 shares                                       194,270               194,270
                                                                              -----------           -----------
            Total shareholders' equity                                          1,889,814             1,754,416
                                                                              -----------           -----------
Commitment (note 7)                                                           $ 1,997,399             2,022,611
                                                                              ===========           ===========

See accompanying notes to financial statements.

                              TNR TECHNICAL, INC.

                            STATEMENTS OF OPERATIONS

                    Years ended July 31, 1996, 1995 and 1994


                                                                    1996              1995             1994
                                                                    ----              ----             ----
Revenues:
   Net sales                                                      $3,792,537        3,710,805         3,585,872
   Interest                                                           30,538           34,483            19,340
                                                                  ----------       ----------       -----------

                                                                   3,823,075        3,745,288         3,605,212
                                                                  ----------       ----------       -----------

Costs and expenses:
   Cost of goods sold                                              2,779,595        2,746,734         2,690,768
   Selling, general and administrative                               859,047          799,572           758,706
                                                                  ----------       ----------       -----------
                                                                   3,638,642        3,546,306         3,449,474
                                                                  ----------       ----------       -----------

         Income before income taxes                                  184,433          198,982           155,738

Income tax expense (benefit) (note 6)                                 49,035         (239,000)            7,500
                                                                  ----------       ----------       -----------
         Net income                                               $  135,398          437,982           148,238
                                                                  ==========       ==========       ===========

Income per share                                                  $      .52             1.67               .56
                                                                  ==========       ==========       ===========

Weighted average number of shares                                    262,422          262,422           262,422
                                                                  ==========       ==========       ===========







See accompanying notes to financial statements.

                              TNR TECHNICAL, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                    Years ended July 31, 1996, 1995 and 1994



                                                                ADDITIONAL
                                     COMMON STOCK                PAID-IN         ACCUMULATED         TREASURY
                                 SHARES         AMOUNT           CAPITAL           DEFICIT             STOCK
                                 ------         ------        -------------     --------------     ------------
Balance, July 31, 1993             301,581     $    6,032         2,640,001         (1,283,567)       (194,270)

Net income                            -              -                -                148,238            -
                                ----------     ----------     -------------     --------------      ----------

Balance, July 31, 1994             301,581          6,032         2,640,001         (1,135,329)       (194,270)

Net income                            -              -                -                437,982            -
                                ----------     ----------     -------------     --------------      ----------

Balance, July 31, 1995             301,581          6,032         2,640,001           (697,347)       (194,270)

Net income                            -              -                -                135,398            -
                                ----------     ----------     -------------     --------------      ----------

Balance, July 31, 1996             301,581     $    6,032         2,640,001           (561,949)       (194,270)
                                ==========     ==========     =============     ==============      ==========





See accompanying notes to financial statements.

                              TNR TECHNICAL, INC.

                            STATEMENTS OF CASH FLOWS

                    Years ended July 31, 1996, 1995 and 1994

                                                                       1996              1995            1994
                                                                       ----              ----            ----
Cash flows from operating activities:
  Net income                                                          135,398          437,982         148,238
   Adjustments to reconcile net income to net cash
  provided by operations:
      Deferred income taxes                                            40,000         (250,000)           -
      Depreciation and amortization                                    23,530           17,028          14,730
      Gain on sale of transportation equipment                                             -            (2,728)
      Provision for doubtful accounts                                   2,000            6,000            -
      Changes in operating assets and liabilities:
        Accounts receivable                                           (63,879)         (91,912)         (3,056)
        Inventories                                                   274,852         (270,260)       (118,170)
        Prepaid expenses and other assets                                 644           15,727          (7,127)
        Accounts payable and accrued expenses                        (155,110)          52,414          19,646
        Deposits                                                       (7,392)             -              -
        Income taxes                                                   (7,185)             -              -
                                                                   ----------       ----------     -----------
           Net cash provided by (used in) operating
             activities                                               242,858          (83,021)         51,533
                                                                   ----------       ----------     -----------

Cash flows from investing activities :
  Reduction (increase) in short-term investments                      159,613         (134,094)        (43,769)
  Purchase of property and equipment                                  (76,449)         (36,391)        (16,531)
                                                                   ----------      -----------     -----------
           Net cash provided by (used in) investing
             activities                                                83,164         (170,485)        (60,300)
                                                                   ----------      -----------     -----------

Increase (decrease) in cash and cash equivalents                      326,022         (253,506)         (8,767)

Cash and cash equivalents - beginning of year                         100,298          353,804         362,571
                                                                   ----------      -----------     -----------

Cash and cash equivalents - end of year                            $  426,320          100,298         353,804
                                                                   ==========      ===========     ===========

Supplemental disclosures of cash flow information:
  Cash paid during the year for interest                           $    -                -                 461
                                                                   ==========     ============     ===========


  Cash paid during the year for income taxes                       $   10,860           13,000           -
                                                                   ==========     ============     ===========


See accompanying notes to financial statements.

                              TNR TECHNICAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                             July 31, 1996 and 1995



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    (a)  NATURE OF OPERATIONS

         TNR Technical, Inc. (TNR or the Company) designs, assembles and markets batteries and multi-cell battery packs to a wide variety of industrial markets. The Company is a distributor for a number of major U.S. battery manufacturers and markets its products nationally.


    (b)  INVENTORIES

         Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.


    (c)  PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. The Company provides depreciation for machinery and equipment using the straight-line method over the estimated useful lives of the respective assets which range from five to ten years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the lease term or estimated useful lives of the improvements.


    (d)  RESEARCH AND DEVELOPMENT COSTS

         Research and development costs are charged against income in the year incurred.


    (e)  USE OF ESTIMATES

         Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                                                     (Continued)

                              TNR TECHNICAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                             July 31, 1996 and 1995

(1), CONTINUED

    (f) FINANCIAL INSTRUMENTS FAIR VALUE, CONCENTRATION OF BUSINESS AND CREDIT RISKS

         The carrying amount reported in the balance sheet for cash, short-term investments, accounts receivable, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable which amount to approximately $450,000. The Company performs periodic credit evaluations of its trade customers and generally does not require collateral.

    (g)  INCOME TAXES

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (h)  CASH FLOWS

         For purposes of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

    (i)  EARNINGS PER COMMON SHARE

         Earnings per common share has been computed based upon the weighted average number of common shares outstanding during the years presented. The inclusion of common stock issuable upon the exercise of stock options are not included in these calculations as their impact would be anti-dilutive.

    (j)  RECLASSIFICATIONS

         Certain amounts from 1995 and 1994 have been reclassified to conform with the 1996 presentation.

                                                                     (Continued)

                              TNR TECHNICAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                             July 31, 1996 and 1995


(2)      SHORT-TERM INVESTMENTS

         Short-term investments in 1996 and 1995 consist of United States Treasury Bills.

(3)      INVENTORIES

         Inventories consist of the following:

                                                                         1996           1995
                                                                         ----           ----
              Finished goods                                           $430,061        706,430
              Work-in-process                                               -              -
              Purchased parts and material                               10,525          9,008
                                                                       --------       --------

                                                                       $440,586        715,438
                                                                       ========       ========

(4)      PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:

                                                                          1996           1995
                                                                          ----           ----
              Machinery and equipment                                  $ 164,450         114,605
              Leasehold improvements                                      23,467           3,701
                                                                       ---------        --------
                                                                         187,917         118,306

              Less:  Accumulated depreciation and amortization
                                                                          78,121          61,429
                                                                       ---------        --------

                                                                       $ 109,796          56,877
                                                                       =========        ========

(5)      STOCK OPTION PLAN

         In November 1992, the Board of Directors approved an Incentive and Non-Qualified Stock Option Plan which was ratified by the stockholders in January 1993. The plan covers 60,000 shares of Common Stock, subject to adjustment of shares under the anti-dilution provisions of the Plan. The plan authorizes the issuance of the options covered thereby as either "Incentive Stock Options" within the meaning of the Internal Revenue Code of 1986, as amended, or as "Non-Statutory Stock Options." No options may be granted after November 16, 2002.

                                                                     (Continued)

                              TNR TECHNICAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                             July 31, 1996 and 1995


(5),     CONTINUED

         Under the Plan, the aggregate fair market value (determined at the time the option is granted) of the optioned stock for which Incentive Stock Options are exercisable for the first time by any employee during any calendar year shall not exceed $100,000.

         No options have been granted under the Plan as of July 31, 1996.

(6)      INCOME TAXES

         The income tax provision (benefit) for the years ended December 31, 1996, 1995 and 1994 consists of the following:

                                                                  1996                 1995              1994
                                                                  ----                 ----              ----
            Current:
                Federal                                        $      -                   -                -
                State                                                9,035              11,000            7,500
                                                               -----------          ----------         --------

                                                                     9,035              11,000            7,500
                                                               -----------          ----------         --------
            Deferred:
                Federal                                             40,000            (250,000)
                                                                                                           -
                State                                                -                   -                 -
                                                               -----------          ----------         --------

                                                                    40,000            (250,000)            -
                                                               -----------          ----------         --------
                     Total                                     $    49,035            (239,000)           7,500
                                                               ===========          ==========         ========


Income tax expense (benefit) attributable to income before income tax differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income (loss) from operations before income taxes as a result of the following:

                                                                     1996               1995              1994
                                                                     ----               ----              ----
Computed "expected" tax expense                                 $    62,700             67,700          53,000
Increase (reduction) in income tax expense (benefit)
     resulting from:
   State income taxes, net of federal income tax
   benefit                                                            6,000              7,000           5,500
   Utilization of net operating loss carryforwards                     -               (52,500)        (39,000)
   Rate differences                                                 (19,965)           (11,200)        (12,000)
   Reduction in valuation allowance                                    -              (250,000)           -
                                                                -----------         ----------       ---------
                                                                $    49,035           (239,000)          7,500
                                                                ===========         ==========       =========

                              TNR TECHNICAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                             July 31, 1996 and 1995

(6),     CONTINUED

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at July 31, 1996 and 1995 are presented below:

                                                                                         1996             1995
                                                                                         ----             ----
         Deferred tax assets:
            Inventories, principally due to additional costs
              inventoried for tax purposes                                           $    8,000           11,000
            Accounts receivable, due to allowance for uncollectible
              accounts                                                                    5,000            4,000
            Net operating losses                                                        197,000          235,000
                                                                                     ----------        ---------

                                                                                        210,000          250,000
         Less valuation allowance                                                          -               -
                                                                                     ----------        ---------

                  Total                                                              $  210,000          250,000
                                                                                     ==========        =========

        Deferred taxes are presented in the accompanying balance sheets as:

                                                                                            1996           1995
                                                                                            ----           ----
           Current deferred tax assets                                               $     13,000         15,000
           Noncurrent deferred tax assets                                                 197,000        235,000
                                                                                     ------------     ----------

                                                                                     $    210,000        250,000
                                                                                     ============     ==========

         In the year ended July 31, 1994, the Company adopted the Financial Accounting Board Statement No. 109, "Accounting for Income Taxes" and recorded a gross deferred tax asset of $250,000 which was offset by a valuation allowance in the same amount as of July 31, 1994. During fiscal 1995, the Company reversed the entire valuation allowance and, accordingly, credited $250,000 to income tax expense.

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considers the projected future taxable income and tax planning strategies in making this assessment. The Company believes that future earnings in addition to the amount of taxable differences which will reverse in future periods, will be sufficient to offset recorded deferred tax assets and, accordingly, a valuation allowance is not considered necessary at July 31, 1996 and 1995.
                                                                     (Continued)

                              TNR TECHNICAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                             July 31, 1996 and 1995


(6),     CONTINUED

         At July 31, 1996, the Company has net operating loss carryforwards of approximately $950,000 which will expire at various dates through 2004.

(7)      LEASE COMMITMENT

         Commencing in June 1996, the Company entered into an agreement to lease its office, warehouse and distribution facilities from a partnership controlled by an executive officer, shareholder and director of TNR. The lease agreement provides for a term of ten years including the payments as indicated below:

              YEAR ENDING JULY 31,
              --------------------
                      1997                                     $     60,298
                      1998                                           63,313
                      1999                                           66,480
                      2000                                           69,804
                      2001                                           73,293
                   Thereafter                                       409,007
                                                               ------------

                                                               $    742,195
                                                               ============


(8)      SALES TO MAJOR CUSTOMERS

         During the years ended July 31, 1996 and 1995, no customer accounted for more than 10% of total revenues. During the year ended July 31, 1994, one customer accounted for approximately 13% of total revenues.


(9)      SUPPLEMENTARY INFORMATION

                                               1996        1995        1994
                                               ----        ----        ----
         Advertising costs                   $37,244      56,810      78,249

Advertising costs are included in selling, general and administrative costs in the accompanying statements of operations.